UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d)
of the Securities Exchange Act of 1934

For the Fiscal Period ended October 31, 2001

Commission File Numbers 1-1520 and 1-15147

A. Full title of the plan:

OMNOVA SOLUTIONS RETIREMENT SAVINGS PLAN

("Plan")

B. Names of issuers of the securities held pursuant to the plan and the addresses of their principal executive offices:

GenCorp Inc.
P.O. Box 537012
Sacramento, CA 95853-7012

and

OMNOVA Solutions Inc.
175 Ghent Road
Fairlawn, OH 44333-3300

Audited Financial Statements and Supplemental Schedules

OMNOVA Solutions Retirement Savings Plan

October 31, 2001 and for the Period from December 1, 2000
through October 31, 2001 with Report of Independent Auditors

0202-0273812

OMNOVA Solutions Retirement Savings Plan

Audited Financial Statements and Supplemental Schedules

October 31, 2001 and for the Period from
December 1, 2000 through October 31, 2001

Table of Contents

ERNST & YOUNG

Ernst & Young LLP
222 South Main Street
Akron, Ohio 44308-1516

Phone: (330) 255-5800
www.ey.com

Report of Independent Auditors

To OMNOVA Solutions Inc. as Administrator and
Sponsor of the OMNOVA Solutions Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the OMNOVA Solutions Retirement Savings Plan as of October 31, 2001, and the related statement of changes in net assets available for benefits for the period from December 1, 2000 through October 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 31, 2001, and the changes in its net assets available for benefits for the period from December 1, 2000 through October 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of October 31, 2001 and reportable transactions for the period from December 1, 2000 through October 31, 2001 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

April 22, 2002

OMNOVA Solutions Retirement Savings Plan

Statement of Net Assets Available for Benefits

October 31, 2001

Investments	**$ 54,622,207**
Pending sales	**(645,541)**
Net assets available for benefits	**$ 53,976,666**

The accompanying notes to financial statements are an integral part of these statements.

OMNOVA Solutions Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Period from December 1, 2000 through October 31, 2001

Additions	
Net investment income:	
Net appreciation in fair value of investments	**$ 1,163,569**
Interest and dividend income	**1,126,219**
Net investment income	**2,289,788**
Contributions:	
Participants	**4,713,878**
Employer	**2,363,432**
Rollovers	**215,213**
Total contributions	**7,292,523**
Transfers from predecessor plans	**52,674,993**
Total additions	**62,257,304**
Deductions	
Benefits paid directly to participants	**8,206,434**
Trustee and manager fees	**74,204**
Total deductions	**8,280,638**
Net increase	**53,976,666**
Net assets available for benefits, beginning of period	**–**
Net assets available for benefits, end of period	**$ 53,976,666**

The accompanying notes to financial statements are an integral part of these statements.

A. Description of Plan

The OMNOVA Solutions Retirement Savings Plan (the Plan) became effective December 1, 2000. Prior to December 1, 2000, participants of the Plan participated in the GenCorp/OMNOVA Solutions Joint Retirement Savings Plan (Joint Plan). The Joint Plan was a multiple employer plan whereby OMNOVA was a participating sponsor of the Joint Plan. On December 1, 2000, account balances of participants of the Joint Plan, who were current or former employees of OMNOVA Solutions, Inc. (OMNOVA), were transferred from the Joint Plan to the Plan, and those participants began participating in the Plan. The account balances were valued as of the close of business on November 30, 2000 and totaled $42,968,208. In addition, on December 1, 2000, the account balances of participants of the Profit Sharing Retirement and Savings Plan for Salaried Employees of GenCorp Inc. and Certain Subsidiary Companies (Profit Sharing Plan) who were employees of OMNOVA or former employees of OMNOVA business locations, and who were not currently receiving annuity payments from the Profit Sharing Plan, were transferred from the Profit Sharing Plan to the Plan. The account balances were valued as of the close of business on November 30, 2000 and totaled $9,706,785. The account balances of participants of the Profit Sharing Plan who were employees of OMNOVA or former employees of OMNOVA business locations, and who were currently receiving annuity payments from the Profit Sharing Plan, were transferred to the OMNOVA Solutions Consolidated Pension Plan.

Effective November 1, 2001, the Plan year end was changed from October 31 to December 31.

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. If there is any discrepancy between the provisions described herein or in the Summary Plan Description, the terms of the Plan as set forth in the Plan document shall be controlling. Copies of the Summary Plan Description for the Plan are available from the Plan administrator.

A. Description of Plan (continued)

General

The Plan is a defined contribution plan available to eligible salaried and certain union hourly employees, as defined in the Plan agreement, of OMNOVA and OMNOVA Services Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to make before-tax and/or after-tax contributions to the Plan ranging from 1 percent to 16 percent of their annual compensation. The Plan provides that OMNOVA will make a matching contribution to salaried participants of 100% of the first 3% of compensation contributed by a participant and 50% of the next 3% of compensation. Matching contributions for union hourly employees range from 0% to 50% of the first 6% of compensation contributed by a participant. Participants may also contribute amounts representing distributions from other qualified plans.

Upon enrollment, a participant may direct employee contributions in whole percentage increments to any of the Plan's fund options, with the exception of the GenCorp Inc. Stock Fund, which is closed to future contributions. In addition, participants may appoint an investment professional and establish a self-directed investment account for the purpose of investing his contributions in investment options outside of the funds offered by the Plan, subject to limitations provided in the Plan document. Participants may change their investment options each payroll period. Employer contributions are made to the OMNOVA Stock Fund.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) OMNOVA's contributions and, as the case may be, (b) Plan earnings (losses), and is charged with an allocation of certain administrative expenses (see "Plan Expenses" below). Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

A. Description of Plan (continued)

Vesting

A participant's interest in his or her rollover contributions, if any, and employee contributions that a participant has made or OMNOVA has made for a participant pursuant to a Salary Reduction Agreement are at all times vested and not subject to forfeiture. A participant's interest in the matching contributions made for his or her benefit is at all times vested and not subject to forfeiture, except such forfeitures as may be required or permitted in order to meet the non-discrimination provisions of the Internal Revenue Code (Code) or other applicable provisions of law. A participant may not, however, elect a voluntary withdrawal of any plan shares attributable to matching contributions until such matching contributions have remained in the Plan for at least two full Plan years.

Participant Loans

Participants may borrow from their fund accounts up to 50 percent of their account balance but not more than $50,000. OMNOVA matching contributions are not available for loans, but are included in computing the amount available for loans. Loan terms range from 1 - 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participants' accounts and bear interest at a rate at least equivalent to the prevailing interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Distribution of the account balance to a participant who terminates or elects a voluntary withdrawal is made in accordance with the terms of the Plan.

A. Description of Plan (continued)

Plan Expenses

A proportionate share of fees and expenses of the Trustee, investment managers, and other service providers (including OMNOVA, if applicable) is charged to each plan participants' account. All fees are deducted quarterly from participants' accounts. Expenses incurred in connection with the purchase or sale of securities are paid from trust assets. All other administrative costs of the Plan are paid by OMNOVA.

B. Summary of Accounting Policies

Investment Valuation and Income Recognition

Investments in common stock are valued at the quoted market price of the common stock on the last trading day of the Plan's fiscal year. Investments in marketable equity and debt securities are valued at market as determined on the last business day of the Plan's fiscal year. Common trust funds are valued based on the quoted redemption value of units owned by the Plan at year-end. Participant notes receivable are valued at their outstanding balances, which approximate fair value.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's investment managers and Trustee, who are fiduciaries of the Plan, to make estimates, assumptions and valuations that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

C. Nonparticipant-Directed Investments

The OMNOVA Solutions Inc. common stock fund contains participant account balances that are both participant-directed and nonparticipant-directed. Because the fund contains balances that are non-participant directed, the entire fund is considered nonparticipant-directed for disclosure purposes.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments at October 31, 2001 is as follows:

Net assets:	
Armada Money Market Fund	$ 323,477
OMNOVA Solutions Inc. common stock	11,918,564
Total	$ 12,242,041

	Period from December 1, 2000 through October 31, 2001
Changes in net assets:	
Company contributions	$ 2,267,928
Participant contributions	736,967
Interests and dividends	197,808
Net appreciation in fair value of common stock	874,482
Distributions to participants	(1,445,836)
Transfers from predecessor plans	9,211,191
Net transfers from participant-directed investments	399,501
Net increase	12,242,041
Net assets available for benefits, beginning of period	–
Net assets available for benefits, end of period	$ 12,242,041

D. Investments

During the period from December 1, 2000 through October 31, 2001, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as follows:

	Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments
Common stock	$ 3,577,058
Shares of registered investment companies	(2,413,489)
	$ 1,163,569

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	October 31, 2001
AIM Balanced Fund	$ 4,070,584
GenCorp Inc. common stock	3,477,351
National City Capital Preservation Fund	9,882,710
OMNOVA Solutions Inc. common stock*	11,918,564
S&P 500 Flagship Fund	17,335,791

*Nonparticipant-directed

E. Plan Termination

Although it has not expressed any intention to do so, OMNOVA has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would continue to be 100 percent vested in their accounts.

F. Income Tax Status

The Plan has applied for, but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). However, the plan administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

OMNOVA Solutions Retirement Savings Plan

EIN 34-1897652
Plan Number 013

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

October 31, 2001

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
Aim Balanced Fund	162,889 shares		$ 4,070,584
DFA US 6-10 Small Company Portfolio	24,811 shares		332,224
GenCorp Inc. Common Stock	292,061 shares		3,477,351
National City Capital Preservation Fund*	9,882,710 units		9,882,710
OMNOVA Solutions Inc. Common Stock*	1,976,135 shares	$ 13,130,949	11,918,564
PIMCO Total Return Fund	205,902 shares		2,277,281
Putnam International Growth Fund	99,390 shares		1,860,581
S&P 500 Flagship Fund	1,017,657 shares		17,335,791
Selected American Fund	20,010 shares		563,684
White Oak Growth Stock Fund	35,915 shares		1,240,503
Armada Money Market Fund*	323,477 shares	323,477	323,477
Avanex Corp. Common Stock	535 shares		2,654
American Euro pacific Growth Fund	66 shares		1,716
American Growth Fund of America	77 shares		1,650
Intel Corp. Common Stock	100 shares		2,442
Investment Co. of America Com Fd. #04	151 shares		4,092
Siebel Sys. Inc. Common Stock	45 shares		735
Americredit Corp. Common Stock	31 shares		481
Cisco Sys Inc. Common Stock	77 shares		1,303
Immunex Corp. Common Stock	29 shares		693
MBNA Corp. Common Stock	18 shares		497
Participant loans*	At interest rates ranging from 6.5% to 10.5%		1,323,194
			$ 54,622,207

* Indicates party-in-interest to the Plan.
** Cost presented for nonparticipant-directed investments.

OMNOVA Solutions Retirement Savings Plan

EIN 34-1897652
Plan Number 013

Schedule H, Line 4j—Schedule of Reportable Transactions

Period from December 1, 2000 through October 31, 2001

Identity of Party Involved	Description of Investment	Purchase Price	Selling Price	Cost	Current Value of Asset on Transaction Date	Net Gain (Loss)
Category (iii)—Series of transactions in excess of 5 percent of plan assets at end of year						
Mellon Bank, N.A.	TBC Inc. Pooled Employee Funds	$ 3,683,983		$ 3,683,983	$ 3,683,983	
			$ 4,373,273	4,373,273	4,373,273	$ –
OMNOVA Solutions Inc.	Common Stock	4,239,183		4,239,183	4,239,183	
			3,005,000	3,367,503	3,005,000	(362,503)
National City Bank	Armada Money Market Fund	3,543,955		3,543,955	3,543,955	
			3,279,293	3,279,293	3,279,293	–

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, OMNOVA Solutions Inc., as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

OMNOVA SOLUTIONS
RETIREMENT SAVINGS PLAN

By ______________________________
J. C. LeMay
Senior Vice President,
Business Development;
General Counsel

Date: April 25, 2002

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Prospectuses constituting part of GenCorp Inc.'s Registration Statements No. 33-28056, 2-98730 and 333-91783 on Forms S-8 and OMNOVA Solutions Inc.'s Registration Statement No. 333-34938 on Form S-8, pertaining to the GenCorp/OMNOVA Solutions Joint Retirement Savings Plan (the predecessor plan to the OMNOVA Solutions Retirement Savings Plan) of our report dated April 22, 2002, with respect to the financial statements and schedules of the OMNOVA Solutions Retirement Savings Plan included in this Annual Report (Form 11-K) for the period ended October 31, 2001.

Ernst + Young LLP

Akron, Ohio
April 22, 2002